Exhibit 99.3

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT) Av. Escola Politécnica, 760, 2nd floor	2 - DISTRICT Jaguaré

3 - ZIP CODE 05350-901	4 - CITY São Paulo	5 - STATE SP

6 - DDD (Long distance) 55 11	7 - TELEPHONE 3718-5301	8 - TELEPHONE 3718-5306	9 - TELEPHONE 3718-5465	10 - TELEX

11- DDD (Long distance) 55 11	12 - FAX 3718-5297	13 - FAX 3714-4436	14 - FAX —

15 - E-MAIL acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Wang Wei Chang

2 - FULL ADDRESS (Place, Number and Complement) Av. Escola Politécnica, 760, 2nd floor	3 - DISTRICT Jaguaré

4 - ZIP CODE 05350-901	5 - CITY SÃO PAULO	6 - STATE SP

7 - DDD (long distance) 5511	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX

12 - DDD (long distance) 5511	13 - FAX 3718-5297	14 - FAX 3714-4436	15 – FAX —

16 - E-MAIL acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2007	12/31/2007
9 - AUDITING COMPANY KPMG Auditores Independentes			10 - CVM CODE 00418-9
11 - TECHNICAL IN CHARGE José Luiz Ribeiro de Carvalho			12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 007.769.948-32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	March 31, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 03/31/2008	2 – PREVIOUS QUARTER 12/31/2007	3 – SAME QUARTER PREVIOUS YEAR 03/31/2007
Paid-Up Capital
1 – COMMON	206,958,103	185,957,152	165,957,152
2 - PREFERRED	0	0	0
3 – TOTAL	206,958,103	185,957,152	165,957,152
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 – TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY

Commercial, Industrial and Others

2 – SITUATION

Operational

3 - NATURE OF SHARE CONTROL

National Private

4 - CODE OF ACTIVITY

3220 – Participation and Administration - Food

5 - MAIN ACTIVITY

Holding

6 - CONSOLIDATED TYPE

Total

7 – TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	RCA	12/18/2007	Interest on Shareholder’s	02/29/2008	Common	0.3379568100

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)
01	01/14/2008	2,533,489	33,489	Public Underwriting	744,200	45.000000000

02	02/21/2008	3,445,043	911,554	Public Underwriting	20,256,751	45.000000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 04/24/2008	2 – SIGNATURE

02.01- BALANCE SHEET - ASSETS (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 03/31/2008	4- 12/31/2007
1	Total Assets	4,228,139	3,302,859
1.01	Current Assets	280,970	1,290,453
1.01.01	Cash, Banks and Investments	239,546	1,238,350
1.01.01.01	Cash and Cash Equivalents	48,389	646,544
1.01.01.02	Short-term investments	191,157	591,806
1.01.02	Credits	0	0
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Other credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	41,424	52,103
1.01.04.01	Interest on Shareholders’ Equity	0	8,003
1.01.04.02	Recoverable Taxes	35,966	34,849
1.01.04.03	Deferred Taxes	5,284	6,467
1.01.04.04	Others	6	0
1.01.04.05	Prepaid Expenses	168	2,784
1.02	Noncurrent Assets	3,947,169	2,012,406
1.02.01	Noncurrent assets	77,805	3,919
1.02.01.01	Credits	0	0
1.02.01.02	Credits with Associates	73,886	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	73,886	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	3,919	3,919
1.02.01.03.01	Recoverable taxes	0	0
1.02.01.03.02	Deferred Taxes	25	25
1.02.01.03.03	Legal Deposits	3,894	3,894
1.02.02	Permanent Assets	3,869,364	2,008,487
1.02.02.01	Investments	3,869,364	2,008,487
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	2,525,985	2,008,479
1.02.02.01.04	Equity in Subsidiaries – Goodwill	1,343,371	0
1.02.02.01.05	Other Investments	8	8
1.02.02.02	Fixed Assets	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred	0	0

02.02- BALANCE SHEET - LIABILITIES (thousand Reais)

1 - CODE	2 – DESCRIPTION	3- 03/31/2008	4- 12/31/2007
2	Total Liabilities	4,228,139	3,302,859
2.01	Current Liabilities	2,059	72,837
2.01.01	Short term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	1,040	3,052
2.01.04	Taxes, Charges and Contribution	139	4,782
2.01.04.01	Social Contributions	79	89
2.01.04.02	Tax Obligations	60	4,693
2.01.05	Dividends Payable	42	44
2.01.06	Provisions	509	517
2.01.06.01	Provisions for vacations & 13th salary	509	517
2.01.07	Debts with Associates	0	6,022
2.01.08	Others	329	58,420
2.01.08.01	Interest on Company Capital	305	58,394
2.01.08.02	Other Obligations	24	26
2.02	Long-term Liabilities	101	101
2.02.01	Long-term Liabilities	101	101
2.02.01.01	Long term Debt	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	101	101
2.02.01.03.01	Provision for contingencies	101	101
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ Equity	4,225,979	3,229,921
2.04.01	Paid-in Capital	3,445,043	2,500,000
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0
2.04.04	Profit Reserves	729,921	729,921
2.04.04.01	Legal	62,340	62,340
2.04.04.02	Statutory	0	0
2.04.04.03	For Contigencies	0	0
2.04.04.04	Profits Realizable	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0

1 - CODE	2 - DESCRIPTION	3- 03/31/2008	4- 12/31/2007
2.04.04.07	Other profit Reserves	667,581	667,581
2.04.04.07.01	Expansion Reserves	508,140	508,140
2.04.04.07.02	Increase Capital Reserves	160,256	160,256
2.04.04.07.03	Treasury Shares	(815)	(815)
2.04.05	Accumulated Earnings/ Losses	51,015	0
2.04.06	Advance for future capital increase	0	0

03.01 -  STATEMENT OF INCOME (thousands Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	54,987	54,987	69,692	69,692
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative Expenses	(1,861)	(1,861)	(1,434)	(1,434)
3.06.02.01	Administrative	(827)	(827)	(618)	(618)
3.06.02.02	Management Compensation	(1,034)	(1,034)	(816)	(816)
3.06.03	Financial	13,412	13,412	15,917	15,917
3.06.03.01	Financial Income	13,228	13,228	16,178	16,178
3.06.03.02	Financial Expenses	184	184	(261)	(261)
3.06.04	Other Operating Income	0	0	15	15
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	43,436	43,436	55,194	55,194
3.07	Operating Income	54,987	54,987	69,692	69,692
3.08	Non-operating Expenses	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	54,987	54,987	69,692	69,692
3.10	Provision for Tax And Social Contribution	(2,789)	(2,789)	(3,476)	(3,476)
3.11	Deferred Income Tax And Social Contribution	(1,183)	(1,183)	(1,455)	(1,455)
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.15	Earnings / Losses in Period	51,015	51,015	64,761	64,761
	NUMBER OF SHARES, EX-TREASURY (Units)	206,527,618	206,527,618	165,526,667	165,526,667
	EARNINGS PER SHARE	0.24701	0.24701	0.39124	0.39124
	LOSS PER SHARE	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Dat-Base – 03/31/2008

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

04.01 – EXPLANATORY NOTES

1.            THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest Companies in the food sector. With a focus in raising, production and slaughter of poultry, pork and beef; processing and/or sale of meats, milk, dairy products, frozen pasta, frozen vegetables and soybean derivatives, the Company produces approximately 3,000 items (SKU’s), including:

•                  Frozen whole chickens and chicken, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Milk and dairy products;

•                  Juices, yogurts, soy milk and soy juices;

•                  Margarine; and

•                  Soy meal and refined soy flour, as well as animal feed.

The Company operates 22 meat processing plants, 11 milk and dairy processing plants, 1 margarine processing plant and 1 soybean processing plant distributed in the following states: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo, Mato Grosso, Mato Grosso do Sul and Bahia.  The subsidiary Plusfood Groep B.V. operates 3 meat processing plants, distributed in the United Kingdom, Holland and Romania; the subsidiary Eleva operates 1 milk plant in Argentina.  Abroad, the company has sales offices in the United Kingdom, Italy, Spain, Hungary, France, Japan, The Netherlands, Russia, Singapore and United Arab Emirates.

The domestic distribution network uses 27 distribution centers in 13 Brazilian states and the Federal District and one distribution center in Europe, selling products to 80,000 supermarkets, retail and wholesale markets, food service and others, exporting to more than 110 countries.

The Company has the brands Perdigão, Chester, Apreciatta, Borella, Batavo, Halal, Sulina, Toque de Sabor, Ligth & Elegant Escolha Saudável, Confidence, Fazenda, Confiança, Unef, BFF and Nabrasa and the expression Turma da Mônica (licensed). In addition, the Company’s portfolio includes the brands Doriana, Claybon, Delicata, Friki (licensed), Fribo, Elegê, Santa Rosa, El Vaquero, Dobon, Yobon, Kids, Balance, Yogê, Avipal, Al Badiya, Razili, L’Ami, among others.

The Company has its shares traded at Bolsa de Valores de São Paulo (Bovespa) and has joined Bovespa’s special corporate governance level “new market” (novo Mercado).  The Company also has its shares traded on the New York Stock Exchange (NYSE) as American Depositary Receipts (ADR’s), Level III.

a)                                      Subsidiaries and Participation as of March 31, 2008:

(1) Holding and centralizing of investments abroad

(2) Companies with no operating activities

(3) Company constituted with the purpose of operate in the European market.

Note: the Companies with no indication of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

b)                                      Eleva acquisition:

On January 2, 2008, the Company concluded the first phase of the Eleva Alimentos S.A. (“Eleva”) acquisition, through the acquisition of 23,170,156 shares of Eleva from the controlling shareholders, corresponding to 46.00% of their interest and 35.74% of the voting interest and total capital, for the amount of R$598,681.

On February 19, 2008, the Company, continuing the process of the Eleva acquisition, settled the acquisition of 6,350,180 shares for R$165,925 from the minority shareholders of Eleva, through the Tag-Along Offering for controlling acquisition.

On February 21, 2008, the Company concluded the acquisition of Eleva through the merger of the shares, based on the change in the proportion of 1.74308855 shares of Eleva to 1 (one) new share of Perdigão for R$911,554. With the conclusion of this transaction, Perdigão acquired the control of Eleva, and Eleva became a wholly owned subsidiary of Perdigão. The total number of shares issued was 20,256,751, for the issued price of R$45.00, totalizing a capital increase for the same amount.

The Company recorded these acquisitions based on the net book value of assets and liabilities at the dates of acquisitions, and recorded a R$1,343,371 of goodwill, as follows:

Total acquistion - R$
Amount paid	764,606
Exchange shares	911,554
Additional costs with acquisition (*)	3,015
Acquisition costs	1,679,175

Assets and liabilities, net	489,357
Adjustment to uniform accounting practices (**)	(153,553)
Assets and liabilities acquired, net	335,804
Interest acquired	100.00%
Net Assets acquired	335,804
Goodwill	1,343,371

(*) Additional costs with acquisition refer, to costs for attorneys, external auditors, consultants and legal publication.

(**) To adjust Eeva’s accounting practices to be consistent with those of Perdigão, the revaluation reserve of the subsidiary Eleva was reversed on 01.02.08.

c)                                      Plusfood acquisition:

On January 2, 2008, the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”). The amount paid was EUR 17,131, which represents the total amount of EUR 31,200 less the previous net debt of Plusfood as of December, 31, 2007. The net assets acquired represented EUR 8,935, generating a Goodwill of EUR 8,196. The Company is in preparation phase of making final adjustments to the net assets acquired to determine the final goodwill, and does not expect significant changes.

Translated to Reais in March, 31, 2008, the Company recorded a goodwill of R$ 22,626 regarding this acquisition.

d)                                      Batávia acquisition:

On November 28 2007, the Company acquired for R$ 155,081 in cash (including additional costs with acquisition of R$81) the remaining 49% stake in Batávia’s capital shares and the minority capital shares from Cooperativa Central Agromilk, Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial, generating goodwill of R$112,889 and Batávia becoming a wholly owned subsidiary.

On May 26, 2006, the Company acquired from Parmalat Brasil S.A. Indústria de Alimentos 51% of the representative shares of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”) and machinery and equipment which were loaned to Batávia, for R$113,373 (net of cash acquired of R$2,579 and including additional acquisition costs of R$1,252), generating goodwill of R$75,490.

e)                                      Other acquisitions:

On July 31, 2007, the Company acquired, for R$28,710 (including additional acquisition costs), 100% of the shares of Paraíso Agroindustrial S.A., located in Jataí, State of Goiás, with net assets of

R$6,376, generating goodwill of R$22,334.

On August 1, 2007, the Company acquired, for R$74,828, the margarine business of Unilever, including 100% of the quotas of AVA Comércio e Representações Ltda. (“AVA”). The net assets acquired amounted to R$9,004, generating goodwill of R$65,824.

On August 1, 2007 both Companies were merged into Perdigão Agroindustrial S.A. and the goodwill was reclassified to deferred charges.

The Company also acquired the companies Sino dos Alpes Alimentos Ltda, Incubatório Paraíso Ltda., Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda. (“Perdigão Agroindustrial Mato Grosso”), from June 2005 to March 2007. These acquisitions generated goodwill of R$ 20,721.

f)             CCL operation – Cooperativa Central de Laticínios do Estado de São Paulo

i) In September 2007, through its subsidiary Avipal Nordeste S.A. (“Avipal NE”), the Company entered, in September 2007, into a supply contract with Cooperativa Central de Laticínios do Estado de São Paulo (“CCL”), whereby CCL agrees to sell and Avipal NE agrees to buy 100% of the products produced, processed and/or sold by CCL (UHT milk and some other dairy products), and also entered into an industrialization contract of pasteurized milk, with minimum volume of 7 million liters per month.

(ii) In September 2007, through its subsidiary Avipal NE, the Company entered, in September 2007, into a raw milk supply contract with CCL, whereby CCL irrevocably agrees to supply raw milk to Avipal NE and not to sell or otherwise supply raw milk to any other third party without the express consent of Avipal.  In return for the exclusivity and non-competition in the supply, up to the limit of 200,000 liters/day.  The effect of this contract is related to the rescission of the supply contract mentioned above.  Therefore, this contract is not producing any effect currently.

g)            CCPL operation – Cooperativa Central de Produtores de Leite

On March 12, 2008, due to the acquisition of Eleva by Perdigão, the subsidiary Batávia entered into an industrialization contract of UHT milk and some other dairy products with Cooperativa Central de Produtores de Leite – CCPL (“CCPL”).  Batávia also entered into a gratuitous loan contract, where the Company gives to CCPL equipment to pack UHT milk.  The previous contracts signed between Eleva Alimentos and CCPL are in process of being substituted for the contracts mentioned here.

h)                                     Agro-Industrial Complex – Bom Conselho-PE

On September 17, 2007, the Company signed a protocol of intent with the government of the state of Pernambuco and the municipal government of Bom Conselho on the establishment of an Agroindustrial complex in that municipality, located 287 kilometers from Recife.  Two plants will be city government for the construction of an agro-industrial complex in the city, 287 kilometers from Recife. Two plants will be constructed in an area of 100 hectares, one for Batávia for processing dairy products and the other for Perdigão for processing meat products, along with a distribution center.

i)                                        Joint notice with the Government of the State of Minas Gerais

On July 2007, the Company, through the subsidiary Eleva, signed, with the Government of the State of Minas Gerais, a joint notice whereby it agreed to start studies for the construction of a milk processing facility in the Zona da Mata region in Minas Gerais.  According to the agreement, the facility will receive a total investment of approximately R$80,000 and will create 200 direct jobs; with the start of the implementation estimated for the beginning of 2008 and operations beginning 2009.  Initially, the facility will collect 15 million liters of raw milk per month for production of sundry dairy products.

2.         PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements, which are presented in thousands of reais, were prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law 6.404/76, as amended), on the rules and regulations issued by the Brazilian Securities Commission (CVM) and on the accounting standards issued by IBRACON (Brazilian Institute of Independent Auditors).

In order to provide additional information, the Company has presented, as supplementary disclosures, the statements of cash flows and of value added (Notes 23 and 24).

The statements of cash flows were prepared in compliance with the Accounting Norms and Procedures – NPC 20 issued by IBRACON.

The statements of value added were prepared in compliance with the Brazilian Accounting Standards (NBCT) 3.7, approved by Resolution 1010/2005 issued by the Federal Accounting Council (CFC).  This statement presents the added value generated by the Company and its distribution to employees, the government, third-party capital and shareholders’ remuneration.

3.         SUMMARY OF MAIN ACCOUNTING PRACTICES

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The minority interest of a subsidiary is presented separately in the balance sheet.

b)             Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days from date of purchase (Note 4).

c)              Short-term investments: includes public and private fixed income securities that are stated at cost, plus income earned which does not exceed their market value (Note 5). The market value is discussed in Note 16 ‘e’.

d)             Trade Accounts Receivable: stated net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

e)              Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provisions for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable. (Note 7)

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

g)             Investments: the investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and is amortized over a period of 5 years, when the recovery of the investment is expected.  The goodwill generated by asset appreciation is amortized according to their realization. Goodwill is classified under “Investments”, except goodwill relating to the acquisition of companies that have already been merged into the Company. Which is classified as “Deferred Charges” (Note 10 ‘b’).

The recoverability of goodwill is evaluated annually through the use of the discounted cash flow method (common market practice).  The recoverability of goodwill was evaluated for the year ended December 31, 2007 and no impairment was identified.

i)                 Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to December 31, 1995, and further adjusted by revaluation (last occurred in 1989, 1990 and 1995), based on evaluation reports issued by independent appraisers, less accumulated depreciation. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has been capitalizing interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to the results (Note 11).

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

j)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 12).

k)              Provisions for contingencies: a provision is recognized when, based on the opinion of management, its internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable, can be reasonably estimated and it is probable that an outflow of cash will be required to settle the obligation (Note 14 ‘a’).

l)                 Derivative Financial Instruments: measured using the accrual method of accounting.  Unrealized gains/losses are classified as loans (current or non-current) at each balance sheet date (Notes 13). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of these derivatives is disclosed in Note 16 ‘e’.

m)           Determination of income: income and expenses are recognized based on the accrual method of accounting.

n)             Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectibility is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

o)             Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 20).

p)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs for the 3 months ended March 31, 2008 amounted to R$251,704 (R$191,746 for the 3 months ended March 31, 2007).

q)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$24,686 for the 3 months ended March 31, 2008 (R$15,296  for the 3 months ended March 31, 2007).

r)                Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$3,657 for the 3 months ended March 31, 2008 (R$2,924 for the 3 months ended March 31, 2007).

s)              Earnings per share: calculated based on shares outstanding at the balance sheet date.

t)                Interest on shareholders’ equity: interest on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements, considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law No. 9249/98 which are based on the application of the long term interest rate – TJLP – on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

u)             Environmental costs: costs related to compliance with environmental regulations are considered as costs of production and capitalized when incurred.  Based on management’s analysis, provision for environmental costs recorded as of December 31, 2007 is sufficient to cover these costs.

v)             Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly as capital reserves in the companies that receive the benefits.  For consolidation purposes, such incentives are classified as other operating income.

w)           Translation of Foreign Currency: assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements accounts are translated based on the average monthly rates. The gains or losses resulting from this translation are accounted for in financial income (Note 17).

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	03.31.08	03.31.07	12.31.07
US$Dollar	1.7491	2.0504	1.7713
Euro (€)	2.7606	2.7389	2.6086
Pound (£)	3.4686	4.0344	3.5610

The Real exchange rates to the currencies described below for the 3 month period ended March 31, 2008 and 2007 and for the 3 months ended December, 2007 were as follows:

Average rates	03.31.08	03.31.07	12.31.07
US$Dollar	1.7076	2.0887	1.7860
Euro (€)	2.6516	2.7674	2.6021
Pound (£)	3.4182	4.0687	3.6034

x)               Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates.  The Company reviews the assumptions used in the accounting estimates at least annually.

y)             New law: On December 28, 2007, Law No. 11,638 was published and came into effect on January 1, 2008.  The change of the Law has the objective to promote the convergence of accounting practices adopted in Brazil into the International Financial Reporting Standards – IFRS and allows the regulations issued by CVM to be in accordance with the international standard accounting rules.

Based on CVM communications to the market, the management of the Company and its subsidiaries detail the following issues that may change the presentation of the financial statements and the criteria for determination of financial position and earnings as of December 31, 2008:

•                  The permanent assets are currently classified as either investments, property, plant and equipment, or intangible, where the intangible assets will be recorded, including goodwill; and deferred will be restrict to the pre operational expenses and restructuring costs;

•                  In shareholders’ equity, the group “equity evaluation adjustments” was created, to record the increases and decreases due to market value evaluations, principally related to some financial instruments and exchange rate variation of investments in subsidiaries abroad, for whicht the functional currency is different from the parent company;

•                  “Available-for-sale” or “Held-for-Trading” financial instruments will now be evaluated at market value. All the other financial instruments will be evaluated by the cost or market value, if lower;

•                  Assets and liabilities arising from long-term operations, as well as from significant short-term operations, will be adjusted to present value;

•                  The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated;

•                  In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value; and

•                  The tax incentives will not be recorded as capital reserve, as they will be part of the income/losses for the period.  The income amount of theses tax incentives can be allocated to the tax incentives reserve, as part of the income reserve, being possible the exclusion the amount of the mandatory dividends base.

Although the law mentioned above has already had some effects, the main alterations proposed depend on the Brazilian regulation agencies.  Management is evaluating the possible impacts in the application of the new law.

4.         CASH AND EQUIVALENTS

	Parent Company		Consolidated
	03.31.08	12.31.07	03.31.08	12.31.07
Local currency:
Cash and banks	145	594,011	43,103	669,352
Highly liquid investments	48,244	52,533	119,537	119,304
	48,389	646,544	162,640	788,656
Foreign currency (*):
Cash and banks	—	—	67,431	70,321
Highly liquid investments	—	—	201,413	249,051
	—	—	268,844	319,372
	48,389	646,544	431,484	1,108,028

(*) Principally U.S. dollars

The investments refer basically to Certificates of Bank Deposits (“CDB”) and Investment Funds, and are remunerated at the Certificates of Interbank Deposits (“CDI”) fluctuation rate.

5.         SHORT AND LONG TERM INVESTMENTS

		WATM	Parent Company		Consolidated
	Due date	(*)	03.31.08	12.31.07	03.31.08	12.31.07
Bank Deposit Certificates – CDB	From September 2008 to March 2011	2.7	191,157	591,806	455,407	663,931
Capitalization equity	From July to August 2009	1.4	—	—	155	—
Brazilian Treasury Notes	From June to October 2009	1.6	—	—	64,322	64,989
			191,157	591,806	519,884	728,920

Current			191,157	591,806	457,976	665,628
Non-current			—	—	61,908	63,292

(*) Weighted average term maturity (years).

Certificates of Bank Deposits (“CDB”) are denominated in Reais and bear interest at a rate between 100% and 103% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

6.         TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	03.31.08	12.31.07
Current
Domestic trade accounts receivable	578,314	485,137
Foreign trade accounts receivable	506,614	325,695
(-) Allowance for doubtful accounts	(12,055)	(6,894)
	1,072,873	803,938
Non-current
Domestic trade accounts receivable	28,698	28,284
Foreign trade accounts receivable	2,135	2,158
(-) Allowance for doubtful accounts	(18,838)	(18,616)
	11,995	11,826

The changes in the allowance for doubtful accounts are as follows:

	03.31.08	12.31.07
Balance at beginning of period	25,510	18,678
Provision	2,455	11,321
Increase (Companies acquired)	7,253	415
Write-offs	(4,325)	(4,904)
Balance at end of period	30,893	25,510

The aging list of the accounts receivable is as follows:

	03.31.08	12.31.07
Amounts receivable:	964,454	743,046
Overdue:
Between 01 and 60 days	94,512	65,051
Between 61 and 120 days	11,757	551
Between 121 and 180 days	14,217	502
Between 181 and 360 days	—	1,417
Over 360 days	30,823	30,707
(-) Allowance for doubtful accounts	(30,895)	(25,510)
	1,084,868	815,764

7.         INVENTORIES – CONSOLIDATED

	03.31.08	12.31.07
Finished goods	612,950	277,887
Goods-in-process	57,485	31,942
Raw materials	176,427	109,057
Livestock (poultry, turkey and hogs) for slaughter	413,115	294,503
Secondary material and packing	168,511	131,630
Advances to suppliers and imports in transit	20,326	20,128
	1,448,814	865,147

8.         RECOVERABLE TAXES

	Parent Company		Consolidated
	03.31.08	12.31.07	03.31.08	12.31.07
State ICMS (VAT)	—	—	188,912	82,035
Income tax	35,966	34,849	69,397	63,193
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	226,932	21,549
Import Duty	—	—	18,056	33,277
IPI (Federal VAT)	—	—	9,873	7,167
Others	—	—	(21,365)	—
	—	—	6,482	685
	35,966	34,849	498,287	207,906
Current
Non-current	35,966	34,849	369,983	174,402
State ICMS (VAT)	—	—	128,304	33,504

ICMS - Tax on the Circulation of Goods and Services (State VAT):

Credits are generated by exports reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or are transferred to third parties.

On February 2007, the subsidiary Eleva, ensured the maintenance of ICMS credit to recover in the state of Rio de Janeiro in the STJ (“Supremo Tribunal Reginal”), due to the difference in rates which amounts R$ 29,660 already registered in accounting book and also the right to the monetary adjustments on the credits, with estimate of December 31, 2007 of approximately R$ 33,000, not recorded in the financial statements. The Administration will only recognize the corresponding credit to the monetary adjustments with its effective implementation.

The subsidiary Eleva has R$ 19,282 of ICMS credit in the state of Mato Grosso do Sul. The Company believes that receiving the credit is doubtful, and therefore was provisioned on non-current assets.

PIS / COFINS

PIS and COFINS (Federal Taxes to Fund Social Programs) taxes to recover incur basically from raw materials acquisitions used in exported products, products sold without tax rate (such as UHT milk and pasteurized milk and sales in Franca area, in Manaus). The realization of this credits can be done by compensation of taxable sales in domestic market, with other federal taxes or imbursement.

The subsidiary Eleva has R$ 98,752 credit and has a judicial measure in order to accelerate the imbursement analyses process of the requests under monitor and waiting to new amount to be defined. In the first quarter of 2008, the Company has been authorized to receive R$ 32,246 and is waiting to receive the amount until May 2008. The Company believes that the remaining credits shall have the same treatment, and therefore be compensated.

The Company’s management has been studying the development of alternatives that allow the use of the credits and there is no expectation to lose the realization of those credits.

Withholding Income Tax and Social Contribution:

Corresponds to withholding tax on investments and on interest on shareholders’ equity received by the parent company, which are offset against federal taxes payable.

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)         Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	03.31.08	03.31.07	03.31.08	03.31.07
Profit before taxes and participations	54,987	69,692	40,552	72,845
Nominal tax rate	34%	34%	34%	34%
Tax expense at nominal rate	(18,695)	(23,695)	(13,788)	(24,767)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	1,302	1,150
Equity pick-up	14,768	18,766	5,701	(7,092)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	21,662	22,777
Tax incentives	—	—	716	2,254
Other adjustments	(45)	(2)	(575)	1,262
Actual tax benefit (expense)	(3,972)	(4,931)	15,018	(4,416)

Current income (expense) benefit taxes	(2,789)	(3,476)	(14,685)	(6,223)
Deferred income (expense) benefit taxes	(1,183)	(1.455)	29,703	1,807

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	03.31.08	03.31.07
Taxable income from foreign subsidiaries	75.154	77.529
Current income taxes of subsidiaries abroad	(2)	(840)
Deferred income taxes of subsidiaries abroad	(3.888)	(2.743)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	03.31.08	12.31.07	03.31.08	12.31.07
Tax losses carry forwards (IRPJ)	3,733	4,601	67,641	39,658
Negative calculation bases (CSLL)	1,378	1,690	24,337	13,607
Temporary differences:
Provisions for contingencies	—	—	82,898	45,521
Interest from foreign subsidiary	—	—	(35,230)	(29,388)
Taxes whose payments are suspended	25	25	11,402	11,223
Unrealized loss on derivatives	—	—	6,413	2,412
Non-taxable Depreciation	—	—	(60,345)	—
Tax receivable Provision	—	—	7,264	—
Other temporary differences	173	176	8,357	1
	5,309	6,492	112,737	83,034

Current asset	5,284	6,467	57,418	35,335
Non-current asset	25	25	149,757	77,870
Non-current liability	—	—	94,438	30,171

In Brazil, tax returns are subject to review by tax authorities for a period of five years as from the date the tax return. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution, should be realized as shown below:

Year	Value
2008 (current)	69,519
2009	20,964
2010	667
2010 and thereafter	828
91,978

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

10.   INVESTMENTS

a)         Investments in subsidiaries – Parent Company

	Perdigão Agroindus		PSA Participa-	PDF Participa -ções	Perdigão Export	Total
	-trial S.A.	Eleva	ções Ltda	Ltda	Ltd.	31.03.08	31.12.07
Paid in capital	1,384,500	441,400	—	—	17	—	—
Net income (loss) for the period	46,639	(5,356)	485	—	—	—	—
Shareholders’ equity of the subsidiary	2,158,196	330,447	(1,612)	—	—	—	—
Shares owned by Perdigão S.A.	2,158,196	330,447	(161)	—	—	2,488,482	1,939,241
Investment before the application of the equity method	1,939,451	—	(210)	—	—	1,939,241	1,297,259
Acquisition of new companies	—	335,803	—	—	—	335,803	—
Capital increase	170,000	—	—	—	—	170,000	434,500
Interest on shareholders’ equity	—	—	—	—	—	—	(91,498)
Equity pick-up	48,745	(5,356)	49	—	—	43,438	298,980
Subventions and tax incentives - See note 3 v	2,106	—	—	—	—	2,106	27,145
Paid in capital	46,639	(5,356)	49	—	—	41,332	271,835

b)         Investments are as follows:

	Parent Company		Consolidated
	03.31.08	12.31.07	03.31.08	12.31.07
Investments in direct subsidiaries	2,488,482	1,939,241	—	—
Advance for future capital increase	37,503	69,238	—	—
Goodwill on the acquisition of investments (*)	1,343,371	—	1,493,050	133,737
Other investments	8	8	2,408	1,020
	3,869,364	2,008,487	1,495,458	134,757

(*) Refers to the goodwill from the acquisition of 49% of Batávia (Note 1b), Sino dos Alpes (Note 1 h—i) in 2007 and of Perdigão Mato Grosso in 2005 (Note 1e).

11.  PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

Consolidated as of March 31, 2008:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,287,075	(386,503)	900,572
Machinery and equipment	11		1,871,845	(877,298)	994,547
Electric and hydraulic installations	10		213,719	(83,641)	130,078
Forests and reforestations	3		57,317	(14,161)	43,156
Other	12		69,990	(36,281)	33,709
Land	—		161,548	—	161,548
Breeding stock	(*	)	218,869	(71,230)	147,639
Construction in progress	—		189,712	—	189,712
Advances to suppliers	—		26,258	—	26,258
			4,096,333	(1,469,114)	2,627,219

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated as of December 31, 2007:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,016,209	(242,530)	773,679
Machinery and equipment	11		1,399,712	(534,439)	865,273
Electric and hydraulic installations	10		123,459	(43,155)	80,304
Forests and reforestations	3		48,958	(11,948)	37,010
Other	12		39,615	(17,000)	22,615
Land	—		121,501	—	121,501
Breeding stock	(*	)	138,045	(28,573)	109,472
Construction in progress	—		110,955	—	110,955
Advances to suppliers	—		16,109	—	16,109
			3,014,563	(877,645)	2,136,918

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

At March 21, 2008 the changes in the cost of property, plant and equipment consisted of:

	Balance as of 12.31.07	Additions	Business acquisitions (Eleva and Plusfood)	Write-off	Transfer	Exchange	Balance as of 03.31.08
Buildings and improvements	1,016,209	1,599	254,134	284	13,532	1,317	1,287,075
Machinery and equipment	1,399,712	10,478	458,193	(8,324)	8,336	3,450	1,871,845
Electric and hydraulic installations	123,459	3,565	72,973	(432)	14,154	—	213,719
Forests and reforestations	48,958	115	6,516	(144)	1,872	—	57,317
Other	39,615	1,474	28,343	(774)	938	394	69,990
Land	121,501	3	40,045	(638)	599	38	161,548
Breeding stock	138,045	48,466	72,367	(40,378)	369	—	218,869
Construction in progress (*)	110,955	116,218	9,426	(6,407)	(40,538)	58	189,712
Advances to suppliers	16,109	9,775	398	(24)	—	—	26,258
Elimination of intercompany transactions	—	(54)	—	54	—	—	—
	3,014,563	191,639	942,395	(56,783)	(738)	5,257	4,096,333

(*) Refers, basically, to: (i) construction site for the expansion of Perdigão Mato Grosso facility, located in Nova Mutum, to increase the production capacity in this facility; started in August, 2007; and (ii) expenses related to construction of the new agroindustrial complex in Mineiros, State of Goiás, especially developed for poultry production.  The complex was inaugurated on March, 2007, and is still in the process of expanding the plants capacity.

During the first quarter 2008, the Company capitalized interest of R$1,572 (R$5,566 on March, 31, 2008) related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

12.                               DEFERRED CHARGES – CONSOLIDATED

Consolidated as of March 31, 2008:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	102,732	(35,161)	67,571
Software development	22	45,406	(11,452)	33,954
Reorganization expenses	24	66,083	(37,337)	28,746
Goodwill on business acquisition (**)	20	156,403	(28,400)	128,003
		370,624	(112,350)	258,274

Consolidated as of December 31, 2007:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	91,725	(33,677)	58,048
Software development	22	38,847	(11,021)	27,826
Reorganization expenses	24	47,619	(20,205)	27,414
Goodwill on business acquisition (**)	20	156,403	(20,581)	135,822
		334,594	(85,484)	249,110

(*) Refers substantially to the projects related to the Rio Verde and Mineiros plants.

(**) Refers to the goodwill from the acquisitions, followed by mergers into Perdigão Agroindustrial S.A., of the margarine business from Unilever (Note 1d) and Paraíso Agroindustrial S.A. (Note 1e) that occurred in 2007.  It also refers to the goodwill from the acquisition of Batávia in 2006 (Note 1b) and to the goodwill from the acquisition of Incubatório Paraíso (Note 1 h-ii), incorporated company, based on future profitability of the acquired Companies.

13.                               CURRENT AND NON-CURRENT DEBT - CONSOLIDATED

Funding line	Charges (% a,a,)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 03.31.08	Balance as of 12.31.07
Local currency\(R$):
Rural credit (*)	6.93 (7.37% on 12.31.07)	6.93 (7.37% on 12.31.07)	0.4	210,366	—	210,366	135,153
Working Capital	7.50%	7.50%	0.2	3,844	—	3,844	—
FINEM - BNDES	TJLP + 2.67% (TJLP + 2.55% on 12.31.07)	8.97 (8.8% on 12.31.07)	2.7	37,139	196,223	233,362	186,498
Debentures - BNDES	TJLP + 6.00%( TJLP + 6,00% on 12.31.07)	12.25% (12.25% on 12.31.07)	1.0	4,192	6,219	10,411	10,404
Tax incentives and other	(TJLP / TAXA FIXA / IGPM / TR) + 6.31%	7.49 (7.92 on 12.31.07	3.4	67,936	234,742	302,678	288,008
Net Swap balance (see note 17 c)	% CDI vs TR	% CDI VS TR	1.0	(9)	—	(9)	(6)
Total local currency				323,468	437,184	760,652	620,057

Funding line	Charges (% a,a,)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non-current	Balance as of 03.31.08	Balance as of 12.31.07
Foreign currency
Advances on export contracts - ACC’s e ACE’s (US$)	4.65 + e.v.(US$) (5.17% + e.v.(US$) on 12.31.07)	4.65 + e.v.(US$) (5.17% + e.v.(US$) on 12.31.07)	0.4	607,359	—	607,359	494.936
Working Capital (US$)	EURIBOR +1.20%	6.66% + e.v.(US$)	1.4	83,532	80,284	163,816	—

Trade related facilities (US$)	LIBOR + 1.31% (LIBOR + 1.10% on 12.31.07) + e.v.(US$)	3.94 (5.70% on 12.31.07) + e.v.(US$)	3.1	106,569	545,957	652,526	469.563

Pre-export facilities (US$)	LIBOR + 2.09 (LIBOR +0.91% on 12.31.07)+ v.c.(US$)	5.20 (5.50% on 12.31.07) + v.c.(US$)	2.0	361,830	670,640	1,032,470	646.919

FINEM - BNDES (US$and other currencies)	UMBNDES + 2.71% (UMBNDES + 2.71% on 12.31.07) + e.v.(US$and other currencies)	8.62 (9.17% on 12.31.07 + e.v.(US$ and other currencies)	2.5	6,090	24,832	30,922	27.289
Net SWAP balance (see note 17 c)	%CDI vs e.v.(US$ and other currencies)	%CDI vs e.v.(US$ and other currencies)	0.6	14,030	—	14,030	7.097
Total foreing currency				1,179,410	1,321,713	2,501,123	1,645,804
Total debt				1,502,878	1,758,897	3,261,775	2,265,861

Rural credit financing: the subsidiaries Perdigão Agroindustrial , Eleva e a Avipal NE are party to short-term rural credit loans with several commercial banks, principally Banco Itaú S.A., under a Brazilian federal government program that offers an incentive to investments in rural activities, with maturity date up to February 2009 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Working Capital: the subisidiary Eleva has operations indexated to 2 diferent benchmarks, of which the subsidiary is responsible for paying the most expensive one. These operations are based in local or foreign currency loans (usually NCE or according to Resolution 2770), and also a swap operation with a limit or option of regret from the bank side. Those contracts have maturity date from April to May 2008, with liquidation of principal and interest in one payment at the end of the contract, aswell swaps adjustments. The NCE are expressed in USD and can be either short or long term with different maturityand amortization dates up to November 2011.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities:  the subsidiaries Perdigão Agroindustrial, Eleva and Avipal NE, have a number of outstanding obligations with BNDES, including long term loans and debentures. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are payable monthly, with final maturity dates from May 2008 through July 2013, and are secured by equipment, facilities and mortgages of Perdigão Agroindustrial , Eleva . and Avipal NE buildings. The amounts of this debt in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket.

Debentures: the debentures are denominated in reais and these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15,

2001 to June 15, 2010; as of December 31, 2007, 73,609 debentures had been redeemed, The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043 and do not have collateral.

Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, principally Banco do Brasil S.A., with maturity dates up to December 2008 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recorded as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiary Perdigão International Ltd and Plusfood Groep B.V., had several trade-related facilities denominated in U.S. dollars, with maturity dates varying from December 2008 to December 2012 with principal payable in one payment at the end of the contract and interests payable quarterly and annualy, principally with Banco Santander S.A. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 3,94% per year at March 31, 2008, The facilities are guaranteed by collaterals, Perdigão International Ltd and Plusfood Groep B.V., uses the net proceeds to import products and for other working capital needs.

Pre-export facilities: the subsidiary Perdigão Agroindustrial and Eleva had several pre-export facilities with several commercial banks, denominated in U,S, dollars, and maturities from January 2008 to September 2013, Perdigão Agroindustrial’s pre-export facilities bear interest at three and six month LIBOR plus a margin, with principal payable in one payment at the end of the contract and interest payable in accordance with the LIBOR period, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of products to specific customers. The exported products guarantee the facilities.

The maturity schedule as of March 31, 2008 is as follow:

2008 (current)	1,502,878
2009	399,904
2010	414,441
2011	167,184
2012	619,494
2013 to 2043	157,874
3,261,775

a) Guarantees:

	03.31.08	12.31.07
Total Debt	3,261,775	2,265,863
Mortgages guarantees:	258,153	260,488
BNDES – related to FINEM - BNDES	208,788	213,220
FINEP – related to tax incentives and other	39,432	42,886
Banco do Brasil – related to tax incentives and other	9,933	4,382
Collateral of real state guarantees:	16,384	212
HP Financial – related to FINEM - BNDES	13,875	150
Others – related to tax incentives and other	2,509	62

b) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be accelerated.  On December 31, 2007, the Company was in compliance with all such covenants.

Financial Institution	Restrictive covenants	Principal amount
ABN AMRO Real S.A.	Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	87,455

Itaú S.A.	Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.0	87,455

ING Bank N.V.	Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	87,455

Santander, Bladex e Finantia	Total Liabilities minus Shareholders’ equity less than 2.2, net debt / EBITDA less 3.5 and EBITDA / Net financial expenses excluding exchange effects less than 2.00.	69,964

Citibank	Lower Current liquidity of 1.10, Total Liabilities minus Shareholders`s equity / Shareholders`s less than 2.2	34,982
		367,311

14.                               COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)                                      Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonable estimated.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.  The Company, supported by its legal counsel, monitors these legal proceedings and the probability of the occurrence is not probable.

I) Provision for probable losses

Provisions for contingencies were constituted as follows:

	Balance 12.31.07	Eleva (*)	Plusfood (*)	Additions	Reversals	Payments	Price-level restatement	Balance 03.31.08
Tax (i)	99,491	86,006	—	1,315	—	(1,142)	3,505	189,175
Labor (ii)	27,788	17,391	5,324	6,464	(625)	(1,403)	1,117	56,056
Civil, commercial and other (iii)	9,340	1,510	—	2,306	(874)	(502)	170	11,950
(-) Judicial deposits	(12,259)	(9,631)	—	(9,204)	1,195	70	—	(29,829)
	124,360	95,276	5,324	881	(304)	(2,977)	4,792	227,352

(*) Remaining balance due to Eleva and Plusfood acquisitions on January 2, 2008.

(i) Tax:

IRPJ e CSLL total deducibility of tax loss

Of the total tax contingencies recorded as of March 31, 2008, R$30,787 (R$30,444 at December 31, 2007) related to actions regarding the full deductibility of tax losses in the IRPJ and CSLL calculation basis, whereas the law establishes a 30% limitation. The Company’s lawsuits are in the Supreme Courts (STF and STJ), and the precedent is against the Company’s used merits, being uttered the constitutionality of the limitation of the 30% deductibility.

Increase in COFINS’s rates

The Company is challenging the increase in rates of the COFINS tax and recorded a provision of R$18,566 (R$18,363 at December 31, 2007), having an action in the Supreme Court (STF) and another one in the Foreclosure Taxes Court, in which is pending a lower court decision. The precedent is against the Company’s used merits, the increase in the referred rate being considered constitutional.  Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analysed by the Supreme Court (STF).

CPMF charge on the income from exports

The Company has recorded a provision for a contingency of R$25,359 (R$24,847 as of December 31, 2007) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analysed by the superior courts, The Company’s suits is in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

IPI credits to compensate tax

The Company is requesting the recognition of the IPI credits. These credits were used both to compensate IRPJ credit and debts related to tax from Secretaria da Receita Federal do Brasil. There is R$ 53,800 compensations that remains waiting to be released by the mentioned organization, as of March, 31, 2008 (R$52,400 as of December 31, 2007).

Other tax contingencies accrued, refers basically to ICMS, PIS/CONFINS, INSS, FUNRURAL and SEBRAE, with a R$60,663 total (R$25.837 as of December 31, 2007).

ICMS

The Company is discussing principally the utilization of on credits materials for consumption, being the suits in first or second administrative jurisdiction. The precedent is favourable to the request once the materials are part of the final product. The provision amounted R$18,687 as of March 31, 2008 (R$18,282 as of December 31, 2007).

PIS/COFINS

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$15,576 (R$15,084 as of December 31, 2007).

FUNRURAL

The Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the own production of the integrated partners in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted R$5,554 as of March 31, 2008 (R$5,487 as of December 31, 2007).

SEBRAE

The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits.  The provision amounted R$11,118 as of March 31, 2008 (R$ 10,564 as of December 31, 2007).

(ii) Labor:

The Company and its subsidiaries have 3,734 individual labor claims in progress totalling R$877,180 (2,052 individual claims totalling R$700,363 at December 31, 2007), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labours suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments, and based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,013 cases totalling R$150,529 (786 cases totalling R$116,254 at December 31, 2007) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel, The civil actions are mostly in lower courts, in probative phase, depending on confirmation or negligence of the Company or with no right pleadings.

II) Contingencies for possible losses

The Company is involved in other tax, civil, labor and social security contingencies ), for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$90,166 (R$ 8,835 as of December 31, 2007).

The tax contingencies amounted to R$290,438 (R$ 73,452 as of December 31, 2007), and refers, principally, to the following subjects:

ICMS: the Company is discussing several processes related to ICMS credits of products with the reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.

PIS/COFINS on the payment of interest on shareholders’ equity: the Company is pleading a claim for non payment of PIS and Cofins on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2006 for PIS and the years from 2004 to 2006 for COFINS which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject.

b)              Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of March 31, 2008, such firm commitments amounted to R$37,816 (R$43,432 as of December 31, 2007).

d)         Rents and Leases

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases totaled R$15,942 (R$8,516 as of December 31, 2007) and future commitments can be summarized as follows:

2008	14,576
2009	16,266
2010	12,654
2011	8,663
2012 and thereafter	17,956
70,115

15.                               SHAREHOLDERS’ EQUITY

a)     Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved a three-for-one split of shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value,  corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADSs), represented by

American Depositary Receipts (ADRs), at the price of R$25.00 (twenty five reais) per common share, totaling R$800,000.  On November 1, 2006, the Company received the funds related to this offering.

On December 18, 2007, the Company, together with the lead underwriter issued through a public offering 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (forty five reais) per common share, totaling R$900,000.  On January 14, 2008 the Lead Underwriter (Banco de Investimentos Credit Suisse – Brasil – S.A.) partially exercised its greenshoe option granted by the Company for the primary offering of an additional lot of 744,200 shares, for the purpose of meeting the excess demand identified during the course of the Offering, at the prices of R$45.00 per share, totaling an increase of R$33,489 in the Company’s paid in capital.

On March 31, 2008, the Administrative Council approved the merger of the 54% of the shares of Eleva, based in the proportion of 1.74308855 shares of Eleva to one share of Perdigão, in the amount of 20,000,000 of shares issued.   As a result, on March 31, 2008 the capital was R$3,445,043, represented by 206,958,103 registered common shares.

On March 31, 2008, capital was represented by 206,958,103 registered, common shares. Foreign investors held 61,103,774 shares (54,072,895 at March 31, 2007) of which 6,812,498 shares (4,099,778 at March 31, 2007) were represented by 3,406,249 (2,049,889 as of March 31, 2007) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

b)     Reconciliation of Shareholders’ Equity net income for the period

	Shareholders’ equity		Net income
	03.31.08	12.31.07	03.31.08	12.31.07
Parent Company (Perdigão S.A.)	4,225,979	3,229,921	51,015	325,609
Unrealized losses in subsidiaries	(3,948)	(3,942)	(6)	(4,302)
Consolidated Perdigão S.A.	4,222,031	3,225,979	51,009	321,307

c)     Statements of changes in Shareholders’ Equity – Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2007	2,500,000	726,794	(815)	—	3,225,979
Capital increase	945,043	—	—	—	945,043
Net income for the period	—	—	—	51,009	51,009
Balance as of March 31, 2008	3,445,043	726,794	(815)	51,009	4,222,031

16.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates) or to the CDI (Interbank Deposit Certificates) interest rates.

c)         Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency are as follows:

	03.31.08	12.31.07
Cash, cash equivalents and highly liquid investments	333,165	384,361
Swap agreements (notional amounts)	711,158	334,234
Future dollar agreements – notional amounts	174,910	375,073
Short and long-term debt	(2,487,093)	(1,638,708)
Other net operating assets and liabilities	(48,303)	(1,787)
	(1,316,163)	(546,827)

The Company’s outstanding swap derivative position is as follows:

					03.31.08
Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	July 2009	R$/TR	R$/CDI (98,2% of weighted average CDI rate)	11,944	9
Swap	From April to May 2008	R$	US$	14,601	(717)
Swap	From April to September 2008	US$	R$	441,491	(6,568)
	From April to June 2008	US$	Euro	96,419	(6,757)
Swap	From April 2008 to August 2013	US$	US$	146,703	12
				711,158	14,021

					12.31.07
Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	July 2009	R$/TR	R$/CDI (98,2% of weighted average CDI rate)	11,944	—
Swap	From January to July 2008	US$	R$	276,800	(5,813)
Swap	From January to March 2008	US$	Euro	37,869	(1,404)
Swap	January 2008	US$	Libra	7,621	120
				334,234	(7,097)

In the period ended March 31, 2008, the losses on derivatives recognized as interest expenses amounted to R$24,275 (R$17,231 as of March 31, 2007).

The Company has stock market operations contracted with future maturities, which are not booked for. These swap contracts, which will begin in May 2008, are segregated as financial, in accordance with the subject to protect.  The amount of theses contracts, if they have been booked for in March 31, 2008, had reflected an expense of R$1,757 in the financial income (expense).

d)         Commodities risk management

In the normal course of its operations, the Company purchases some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including the use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of March 31, 2008 there were no commodities’ derivatives outstanding and the Company has not entered into any derivative agreements involving commodities.

e)         Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	431,484	431,484
Short/ long-term investments	519,884	521,664
Trade accounts receivable	1,072,873	1,072,873
Loans and financing	(3,247,754)	(3,247,754)
Trade accounts payable	(721,193)	(721,193)
Unrealized losses on derivatives (see note 16 ‘c’ above)	(14,021)	(11,480)
	(1,958,727)	(1,954,406)

17.     FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	03.31.08	03.31.07
Expenses:
Interest expense	(80,212)	(48,991)
Exchange variation	(45,917)	27,696
Financial transactions tax (CPMF)	(1,178)	(7,417)
Other expenses	(3,894)	(383)
	(131,201)	(29,095)
Income
Interest Income	31,147	30,488
Exchange variation	44,175	(3,004)
Losses from translation effects of investments abroad	16,769	(20,860)
Other income	4,581	1,590
	96,672	8,214
Net financial expense	(34,529)	(20,881)

18.     TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are loans between the Parent Company, Perdigão S.A., and its subsidiary Perdigão Agroindustrial S.A. which were made at usual market conditions in accordance with the contract, which maturity is at December 31, 2008, as follows: Loans receivable of R$73,886 (Loans payable of R$6,022 as of December 31, 2007); Income for the period of R$978 (R$560 as of March 31, 2007); Expenses during the period of R$130 as of March 31, 2007.

19.     INSURANCE COVERAGE – CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	3,561,992

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	109,394

Credit risk	Default payments	22,085

20.                               MANAGEMENT AND EMPLOYEES PROFIT SHARING

The subsidiaries Perdigão Agroindustrial, Perdigão Agroindustrial Mato Grosso and Batávia entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

21.                               SUPPLEMENTAL RETIREMENT PLAN

The Perdigão – Sociedade de Previdência Privada (PSPP), a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2007.

	03.31.08	12.31.07
Participants	17,017	17,609
Equity	134,987	132,904
Sponsor’s contributions:	1,406	5,864
Basic contribution	1,299	5,436
Past services	107	428
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,838	3,928
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	134,974	132,891

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota the actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation at March 31, 2008 of the PSPP which covers 43 participants (41 participants as of December 31, 2007) is R$6,037 (R$5,998 as of December 31, 2007).

According to Brazilian Law, a terminated employee has the option to withdraw their previous contributions.  In this case, the remaining contributions that were made by the sponsor are reallocated to a fund that may be used to offset future required contributions of the sponsor. The assets presented in this fund balance amounted to R$3,025 (R$2,395 at December 31, 2007) and was recorded in “other assets”.

22.                               NONOPERATING EXPENSES

On March 31, 2008 the nonoperating expenses refers, substantially, to idleness costs, amounts of disposal of fixed assets for obsolescence and depreciation of assets that are not used in the productive process.

23.                               STATEMENT OF CASH FLOWS

	Parent Company		Consolidated
	03.31.08	03.31.07	03.31.08	03.31.07
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the period	51,015	64,761	51,009	62,737
Adjustments to reconcile net income to net cash (used in) provided by operating activities:	—	—
Minority shareholders	—	—	109	1,698
Depreciation, amortization and depletion	—	—	93,283	67,094
Amortization of goodwill	—	—	14,503	4,179
Equity pick-Up	(43,436)	(55,194)	—	—
Gain (loss) on permanent asset disposals	—	—	13,309	1,025
Deferred income tax	1,183	1,455	(26,760)	(1,807)
Provision/reversal for contingencies	—	—	122	6,756
Other provisions	—	—	9,162	(393)
Exchange variations and interest	(10,881)	(14,936)	26,002	(49,895)
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	28,976	42,838
Inventories	—	—	(218,615)	(90,960)
Trade accounts payable	(2,012)	(2,096)	(80,045)	(18,291)
Contingencies	—	—	(2,977)	(1,625)
Payroll and related charges payable	(78,459)	27,982	(126,755)	(9,017)
Net cash (used in) provided by operating activities	(82,590)	21,972	(218,677)	14,339
CASH FLOWS FROM INVESTING ACTIVITIES
Cash investments	(33,288)	—	(438,271)	(107)
Redemption of cash investments	444,817	—	703,166	160,341
Advance for future capital increase	(37,503)	—	—	—
Other Investments, net	(100,762)	—	—	(346)
Additions to property, plant and equipment	—	—	(143,173)	(119,656)
Acquisitions/formation period of breeding stock	—	—	(48,466)	(28,165)
Disposal of fixed assets	—	—	6,650	585
Business acquisition, net of cash acquired (*)	(767,621)	—	(750,151)	(69)
Additions to deferred charges	—	—	(15,183)	(5,052)
Interest on shareholders’ equity received	8,003	13,399	—	—
Net cash (used in) provided by investing activities	(486,354)	13,399	(685,428)	7,531
CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuance	—	—	701,314	267,049
Repayment of debt (principal and interest)	—	—	(444,542)	(320,060)
Capital increase	33,489	—	33,489	—
Dividends and interest on shareholders’ equity paid	(62,700)	(35,176)	(62,700)	(38,055)
Net cash (used in) provided by financing activities	(29,211)	(35,176)	227,561	(91,066)

Net increase (decrease) of cash	(598,155)	195	(676,544)	(69,196)
At the beginning of the year	646,544	67	1,108,028	336,565
At the end of the year	48,389	262	431,484	267,369

(*) Item which did not affect the cash and cash equivalents (Eleva’s acquisition through the merger of shares of R$911,554).

24.                               STATEMENT OF CONSOLIDATED VALUE ADDED

	03.31.08	03.31.07
Revenues	2,725,028	1,713,885
Raw materials acquired from third parties	(1,912,521)	(1,101,473)
Gross value added	812,507	612,412
Retentions (depreciation, amortization and depletion)	(107,786)	(71,273)
Net value added	704,721	541,139
Received from third parties	93,734	8,094
Financial income	96,672	8,214
Other operating income (expenses)	(2,938)	(120)

Added value to be distributed	798,455	549,233

Distribution of added value:
Government	304,030	244,809
Employees	297,341	209,471
Third parties capital remuneration (interest and rent)	145,966	30,518
Minority shareholders	109	1,698
Retained earnings	51,009	62,737

Total value added distributed	798,455	549,233

25. SUBSEQUENT EVENTS

(i) Eleva’s merger

On April 11, 2008, the management of Perdigão and Eleva signed the Protocol of the Merger of Eleva into Perdigão, disclosed as a relevant event, with the purpose of simplifying the corporate structure of the Company.  This merger is subject to the approval of the shareholders, which is expected to occur on April 30, 2008.

(ii) Cotochés Acquisition

On April, 2, 2008 the Company, on behalf of its subsidiary Perdigão Agroindustrial S.A., concluded the acquisition of 100% of the representative quotes of capital stock of the company Maroca & Russo Indústria e Comércio Ltda. (Cotochés), a company in the dairy-processed products segment in the state of Minas Gerais for R$ 54 million, as well as the assignment of debt worth R$ 15 million.

The conclusion of the acquisition depends on the final net debt of Cotochés as of December, 31, 2007 (subjected to audit) that will occur 10 days after the earnings release of the Company (that will happen on Apri 24, 2008).  The changes in the amount of the net debt calculated in accordance to the acquisition and selling agreement, may change the amount paid and the Company will conclude the goodwill evaluation process of the mentioned acquisition during the second quarter of 2008.

(iii) Subsidiary Eleva Publicly Held Company Register cancellation

On April 16, 2008, the CVM issued the “Ofício CVM/SEP/GEA-2/Nº 077/2008”, granting the Company the publicly held company cancellation of the subsidiary Eleva.

x.x.x.x.x.x.x.x.x.x

05.01 – COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

06.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2008	4 – 12/31/2007
1	Total Assets	8,844,578	6,543,311
1.01	Current Assets	3,999,164	3,768,208
1.01.01	Cash, Banks and Investments	889,460	1,773,656
1.01.01.01	Cash and Cash Equivalents	431,484	1,108,028
1.01.01.02	Short term Investments	457,976	665,628
1.01.02	Credits	1,072,873	803,938
1.01.02.01	Trade Accounts Receivable	1,072,873	803,938
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,448,814	865,147
1.01.04	Others	588,017	325,467
1.01.04.01	Recoverable Taxes	369,983	174,402
1.01.04.02	Deferred Taxes	57,418	35,335
1.01.04.03	Notes Receivable	22,711	18,455
1.01.04.04	Others	93,303	65,391
1.01.04.05	Prepaid Expenses	44,602	31,884
1.02	Noncurrent Assets	4,845,414	2,775,103
1.02.01	Noncurrent assets	464,463	254,318
1.02.01.01	Credits	11,995	11,826
1.02.01.01.01	Trade Accounts Receivable	11,995	11,826
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	452,468	242,492
1.02.01.03.01	Long-term Cash Investments	61,908	63,292
1.02.01.03.02	Taxes Receivable	128,304	33,504
1.02.01.03.03	Deferred Taxes	149,757	77,870
1.02.01.03.04	Notes Receivable	81,695	43,990
1.02.01.03.05	Legal Deposits	19,896	14,015
1.02.01.03.06	Others	9,194	7,972
1.02.01.03.07	Prepaid Expenses	1,714	1,849
1.02.02	Permanent Assets	4,380,951	2,520,785
1.02.02.01	Investments	1,495,458	134,757
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	133,737
1.02.02.01.03	Equity in Subsidiaries	0	0
1.02.02.01.04	Equity in Subsidiaries – Goodwill	1,493,050	0
1.02.02.01.05	Other Investments	2,408	1,020
1.02.02.02	Fixed Assets	2,627,219	2,136,918
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	258,274	249,110

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
2	Total Liabilities	8,844,578	6,543,311
2.01	Current Liabilities	2,506,150	1,941,278
2.01.01	Short term Debt	1,502,878	1,051,794
2.01.02	Debentures	0	0
2.01.03	Suppliers	721,193	575,603
2.01.04	Taxes and Contribution	57,242	55,491
2.01.04.01	Tax Obligations	28,498	29,797
2.01.04.02	Social Contributions	28,744	25,694
2.01.05	Dividends Payable	49	44
2.01.06	Provisions	98,867	79,834
2.01.06.01	Provisions for vacations & 13th salaries	98,867	79,834
2.01.07	Debts with Associated Companies	0	0
2.01.08	Others	125,921	178,512
2.01.08.01	Payroll	26,413	27,240
2.01.08.02	Interest on Company Capital	305	58,394
2.01.08.03	Management/Employees’ Profit Sharing	4,454	35,156
2.01.08.04	Other Obligations	94,749	57,722
2.02	Noncurrent Liabilities	2,115,660	1,376,054
2.02.01	Noncurrent Liabilities	2,115,741	1,376,054
2.02.01.01	Long term Debt	1,758,897	1,214,069
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	227,352	124,360
2.02.01.03.01	Provisions for contingencies	227,352	124,360
2.02.01.04	Debts with Associated Companies	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	129,492	37,625
2.02.01.06.01	Taxes and Social Obligations	18,111	4,421
2.02.01.06.02	Deferred Taxes	94,438	30,171
2.02.01.06.03	Other liabilities	16,943	3,033
2.02.02	Deferred income	(81)	0
2.03	Minority Interest	737	0
2.04	Shareholders’ equity	4,222,031	3,225,979
2.04.01	Paid-in Capital	3,445,043	2,500,000
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0
2.04.04	Profit Reserves	725,973	725,979
2.04.04.01	Legal	62,340	62,340
2.04.04.02	Statutory	0	0
2.04.04.03	For Contigencies	0	0

1 - CODE	2 - DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
2.04.04.04	Profits Realizable	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	663,633	663,639
2.04.04.07.01	Expansion Reserves	508,140	508,140
2.04.04.07.02	Increase in Capital Reserves	160,256	160,256
2.04.04.07.03	Treasury Shares	(815)	(815)
2.04.04.07.04	Unrealized Profit	(3,948)	(3,942)
2.04.05	Retained Earnings/Accumulated losses	51,015	0
2.04.06	Advance for future capital increase	0	0

07.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.01	Gross Sales	2,846,699	2,846,699	1,784,697	1,784,697
3.01.01	Domestic Market	1,742,694	1,742,694	1,032,298	1,032,298
3.01.02	Exports	1,104,005	1,104,005	752,399	752,399
3.02	Sales Deductions	(384,950)	(384,950)	(261,571)	(261,571)
3.03	Net Sales	2,461,749	2,461,749	1,523,126	1,523,126
3.04	Cost of Sales	(1,925,301)	(1,925,301)	(1,112,041)	(1,112,041)
3.05	Gross Profit	536,448	536,448	411,085	411,085
3.06	Operating Income/Expenses	(492,393)	(492,393)	(334,893)	(334,893)
3.06.01	Selling Expenses	(401,105)	(401,105)	(296,122)	(296,122)
3.06.02	General and Administrative	(44,349)	(44,349)	(20,289)	(20,289)
3.06.02.01	Administrative	(40,729)	(40,729)	(17,571)	(17,571)
3.06.02.02	Management Fees	(3,620)	(3,620)	(2,718)	(2,718)
3.06.03	Financial	(34,529)	(34,529)	(20,881)	(20,881)
3.06.03.01	Financial Income	96,672	96,672	8,214	8,214
3.06.03.02	Financial Expenses	(131,201)	(131,201)	(29,095)	(29,095)
3.06.04	Other Operating Income	5,079	5,079	6,700	6,700
3.06.05	Other Operating Expenses	(17,489)	(17,489)	(4,301)	(4,301)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	44,055	44,055	76,192	76,192
3.08	Non-operating Income	(3,503)	(3,503)	(3,347)	(3,347)
3.08.01	Income	8,905	8,905	898	898
3.08.02	Expenses	(12,408)	(12,408)	(4,245)	(4,245)
3.09	Income Before Tax And Profit Sharing	40,552	40,552	72,845	72,845
3.10	Current Income Tax and Social Contribution	(14,685)	(14,685)	(6,223)	(6,223)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.11	Deferred Income Tax and Social Contribution	29,703	29,703	1,807	1,807
3.12	Statutory Participations / Contributions	(4,452)	(4,452)	(3,994)	(3,994)
3.12.01	Profit Sharing	(4,452)	(4,452)	(3,994)	(3,994)
3.12.01.01	Employees’ Profit Sharing	(3,606)	(3,606)	(3,162)	(3,162)
3.12.01.02	Management Profit Sharing	(846)	(846)	(832)	(832)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Company Capital	0	0	0	0
3.14	Minority Interest	(109)	(109)	(1,698)	(1,698)
3.15	Net Income In Fiscal Year	51,009	51,009	62,737	62,737
	NUMBER OF SHARES, EX-TREASURY (Units)	206,527,618	206,527,618	165,526,667	165,526,667
	EARNINGS PER SHARE	0.24698	0.24698	0.37901	0.37901
	LOSS PER SHARE	0	0	0	0

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

The first quarter of 2008 was characterized by the consolidation of expansion and diversification of businesses, which took place during 2007 and the conclusion of the Eleva Alimentos S.A. and Plusfood operations.

As our operations both in Brazil and overseas have strengthened, we have been able to report outstanding growth in sales revenue and volume in both domestic and export markets. The synergies between the dairy product and the meats business, particularly in the distribution area, where Perdigão has achieved high standards of efficiency, will become apparent gradually over the medium to long term. Among other possible operational, commercial and financial synergies.

Another important aspect in our results for the current year is the merger of the wholly owned subsidiary, Eleva Alimentos S.A. with the holding company, Perdigão S.A., the proposal for which is to be submitted to the Ordinary and Extraordinary General Meeting to be held on April 30 2008. This process will permit a tax break due to the absorption of goodwill of R$ 1.3 billion, which we intend to fully recognize in the results for this fiscal year.

In early April we acquired Cotochés, one of the most traditional industries in the dairy-processed product segment in the state of Minas Gerais, the company trading under the brand names of Cotochés, Moon Lait and Pettilé. This acquisition represents a continuation of our consolidation in the segment and was in addition to agreements signed with CCL of São Paulo and CCPL of Rio de Janeiro, for production against order as from the second quarter of 2008.

In just a short space of time, Perdigão has reached the highlight position of the dairy products’ market, with its usual determination in offering quality to the consumer and maintaining excellence in customer service. Perdigão has established itself as one of the largest companies in the country in milk catchment as well as consolidating its nationwide leadership in the sale of UHT milk together with a varied portfolio of dairy products.

Our determination and discipline in the quest for sustainability has been responsible for the generation of a 59.5% increase in our sales in this first quarter, an absolute growth of R$ 1.1 billion. We are confident that we shall be able to report good results for 2008 as a whole thanks to our unique position in the world protein market. We maintain this conviction despite narrower margins due to cost pressures of the principal raw materials and the impact of international currency movements that partially inhibited the results for the quarter.

(The variations mentioned in this report are comparisons between the first quarter 2008 and the first quarter of 2007, except where otherwise state).

OPERATING AND FINANCIAL INDICATORS – 1st QUARTER 2008

•     Gross sales grew 59.5% to R$ 2.8 billion in the quarter, reflecting buoyant performance in both the domestic and export markets, in addition to the incorporation of the results for Eleva Alimentos and Plusfood;

•      Growth of 64.5% in total sales volume of the meats, dairy products and other processed products businesses;

•      Domestic sales were 69% higher with a growth of 31% in meat volumes, a 197% increase for dairy products and 170% increase in volumes of other process products;

•      Exports increased 46.7% in revenue, with volumes 31.9% higher in meats and other processed products up by 16.3%;

•      Processed products which represent 50% of sales, grew 36.9% in sales revenues and 27.9% in volume;

•      Gross profit amounted to R$ 536.4 million, an increase of 30.5%;

•      EBITDA reached R$ 186.4 million, 10.7% higher in the quarter.

•      Net income posted an accumulated total of R$ 51 million, 18.7% down on 2007.

•      Perdigão’s shares posted an average daily financial volume of US$ 26.3 million/day in the quarter, a 171% increase.

SECTORAL PERFORMANCE

Market performance remained favorable during the period despite pricing pressure in the international market. The domestic market benefited from a growth in real incomes as well as the policy of controlling inflation through the maintenance of the basic rate of interest. This positive scenario reflected in an improvement in consumption, including that of non-durables.  Increased international demand for Brazilian meats and dairy products at higher prices, in spite of the appreciation of the Real against the US dollar, contributed to the expansion of exports.

Exports: Brazilian chicken meat exports totaled 881 thousand tons in the 1st quarter 2008, 18% more than in the same period for 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). Conversely, Brazilian Pork Industry and Export Association (ABIPECS) statistics reveal that Brazilian pork exports declined 6% year-on-year to 111 thousand tons. Exports of beef retreated 20% to 343 thousand tons compared with the same period in 2007 according to data published by – ABIEC. Based on SECEX statistics, exports of powdered milk amounted to 14 thousand tons, 81% more than the accumulated total for the 1st quarter 2007. These figures reflect increased overseas demand with the exception of pork and beef, where Russia (redefinition of import quotas) and the EU (trade ban) imported less respectively at the beginning of this year.

Domestic consumption:  Accumulated incomes from January through February 2008 increased 2.9% compared with the same period in 2007, boosting demand for foodstuffs. The Brazilian government statistics office (IBGE) reported a nationwide rise of 6.7% in take-home wages, thanks to a 3.6% increase in employment.

AC Nielsen data for 2008 show that frozen meat products grew 2.4% and frozen pasta by 13.5%. Specialty meats increased 4.2%, frozen pizzas 7.7%, while the market for dairy products and margarines were weaker, falling by 2.2% and 3.3% respectively.

Raw Materials: The US 2008/09 corn and soybean crops are forecasted at about 330.2 million tons and 83.8 million tons, respectively, based on estimated cultivated area and the productivity of last year’s crop according to USDA data as at March 31 2008. In Brazil, the 2007/08-corn crop is estimated at 56.2 million tons, 9.5% more than the last crop, according to the latest Conab (the National Supply Council) survey (April 2008). The Brazilian 2007/08 soybean crop is expected to be 60 million tons, 2.7% higher.

In the 1st quarter 2008, corn prices on the domestic market were 36% higher than the same period in 2007, while soybeans reported an increase of 45% according to the FNP Institute’s figures. The principal factors pumping up grain prices of recent continued to be spiraling prices of wheat, oil, vegetable oil (biofuels), the growth in demand for commodities outweighing production. Intense speculation on the part of commodities funds in this market has also contributed to extreme volatility, in addition to uncertainties surrounding the size of the next US grain harvest (2008/09).

Data published by the Center for Advanced Studies in Applied Economics – CEPEA reveals that the average prices for milk paid to Brazilian producers accumulated a year-on-year increase of 37% in the 1st quarter of 2008. Live cattle prices in the domestic market during the 1st quarter 2008 were also 37% higher than the same period in 2007, also according to CEPEA statistics.

The scenario of rising costs of raw material is being reflected in world food price inflation, making Brazilian animal husbandry even more competitive when compared with producers elsewhere.

INVESTMENTS AND PROJECTS

A total of R$ 1,868.5 million was invested in the quarter against R$ 125.2 million in the same period 2007, largely allocated to the acquisition of Eleva Alimentos S.A. and Plusfood and accounting for 92.3% of this amount – R$ 1.7 billion. A further R$ 143.2 million – 14.4% more than outlays in 2007 – went to investments in productivity, improvements and new projects. During the quarter, Perdigão also invested an additional R$ 48.5 million – 72.1% more, in breeding poultry and hogs due to the increase and replacement of flocks at the breeding farms.

Conclusion of the Eleva Alimentos S.A. acquisition – On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.8 million (46% of the operation) representing a cash payment to Eleva Alimentos shareholders in January and February 2008, the remaining participation of 54% being incorporated into Perdigão S.A. This corresponds to the operation involving the exchange ratio in the proportion of 1 new share of Perdigão to 1.74308855 shares of Eleva, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations were transferred to the meat and dairy products Business Units, domestic and export markets.

On April 14 2008, Perdigão announced a relevant fact proposing the merger of the wholly owned subsidiary Eleva, this to be deliberated at the General Shareholders’ Meeting on April 30 2008. The objective of this initiative is the incorporation of synergies and the full recognition of goodwill during the 2008 fiscal year.

Conclusion of the Plusfood acquisition – On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe, for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

Acquisition of Cotochés (dairy products) – On April 2 2008, Perdigão acquired Cotochés, one of the most traditional industries in the dairy products segment in the state of Minas Gerais. With this acquisition, Perdigão confirms its position as one of the largest milk collector companies in Brazil as well as consolidating its domestic market leadership in sales of UHT milk. The investment totaled R$ 54 million, plus the assignment of R$ 15 million in debt. The company reported sales of about R$ 180 million last year and is among the three largest players in dairy product sales in the state.  Its portfolio includes about 50 items, among them, long life milk, powdered milk, cheeses, butter, cream cheese, table cream, milk-based beverages and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

With two plants installed in Ravena and Rio Casca in the east of Minas Gerais, the company currently processes 380 thousand liters/day of milk although its has an installed capacity for 600 thousand liters/day.

If the two Cotochés units are included, Perdigão now operates dairy products plants in seven Brazilian states, five of them in Rio Grande do Sul, one in Santa Catarina, one in Paraná, one in São Paulo, two in Minas Gerais and one in Goiás, in addition to the partnerships it has signed for producing milk to order in São Paulo with CCL and in Rio de Janeiro with CCPL. The Company also operates a cheese-processing unit in Argentina.

OPERATING PERFORMANCE

Production – Slaughtering activities on a consolidated basis grew 37.9% for poultry and 16.8% for hogs/cattle. The significant increase in the output of meats, dairy products and other processed products reflects not only organic growth but also the acquisitions made in the period.

Domestic Market – The domestic market business reported R$ 1.7 billion in gross sales, a year-on-year increase of 68.8%. This performance was made possible by the 31.2% increase in sales volume of meats and 196.7% in dairy products, consolidating the results for the wholly owned Eleva Alimentos subsidiary for the quarter. Furthermore, the other processed products – including margarine – posted a 170.3% improvement in sales volume.

Sales revenue from the meats segment rose 30.4%. The highlight was in elaborated/processed products that accounted for 83% of meat sales, posting an increase of 19.4% in sales revenue and 15.2% in volume. Again, in-natura poultry, pork and beef products jumped 137.3% in sales revenue and 172.1% in volume. This was largely due to the incorporation of sales of whole chickens and chicken cuts by Avipal Nordeste, business that is largely directed to the market in the Brazilian North and the Northeast.

Dairy products accounted for 34.3% of sales, contributing to operating margins recorded for domestic market business – this notwithstanding milk catchment prices being high relative to retail sale prices for in-natura products such as UHT and pasteurized milk. Following the consolidation of the Eleva businesses and the growth at Batávia, we increased our sales revenue from dairy products by 182.8%, with volumes 196.7% higher. The domestic leadership of the Elegê brand of UHT milk together with Batavo’s output both contributed significantly to the increase of 391.5% of milk sales volume. Eleva’s dairy processed products were merged into the similar Batavo portfolio. These products include powdered milk, cheeses, cream cheese, condensed milk, butters and yogurts. As a result dairy processed products reported an increase of 68.3% in sales revenues and 40.4% in volume.

Other processed products, including pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others, increased 170.3% by volume and 100.7% in sales, the increase in the margarine business being particularly strong, with the inclusion of the Doriana, Delicata and Claybon brands and the strategic alliance with Unilever to manage the Becel brand.

Average prices for the meats segment were 1.1% less, with processed meats 3.2% higher and in-natura items recording a decline of 13.6% due to the change in portfolio mix. Average prices of dairy products registered a fall of 3.7% due to the increase in the participation of lower priced products such as UHT and pasteurized milks. Nevertheless, in natura milk products (notably UHT) recorded average prices 20.7% higher while dairy processed products were 20.6% up. The other processed products reported a decline due to the inclusion of margarines where average prices are less than the other products. Margins tightened due to the average growth of 11.6% in the cost of meats and 19.2% of dairy products, largely a reflection of increases in the principal raw material inputs.

AC Nielsen data shows that Perdigão’s market share in specialty meat products increased by 80 basis points with a consequent proportional improvement in average prices.

Exports - Exports reached R$ 1.1 billion, a year-on-year growth of 46.7%. In volume terms, meat product exports increased by 31.9% to 262.7 thousand tons a reflection of the combination of the continuing demand for Brazilian animal protein, growth in the Perdigão’s leading overseas markets as well as additional volumes resulting from the Eleva and Plusfood acquisitions. Elaborated/processed meat products rose 20.9% in volume and 42.7% in sales revenue while other processed products were up 16.3% in volume terms. In addition, the Company exported 4 thousand tons of dairy products, principally, powdered milk, cheeses and butter, equivalent to sales of R$ 30.3 million in the quarter.

In the meats segment, Perdigão’s exports of in-natura products rose 34.4% in volume, poultry being notably strong, posting an increase of 41.9% due to good demand from the Japanese and Middle East markets as well as the additional volumes from the recently acquired companies.

Average prices continued on an upward trajectory, reporting an increase of 30.7% in the first quarter of 2008 compared with the same period a year previously in FOB dollars, while there was a 4.4% increase in relation to the final quarter for 2007. Average prices in Reais were 8.4% higher, squeezed by the appreciation of the local currency against the US dollar of 14.7% relative to the first quarter of 2007.

The good performance of the principal markets and the improvement in average prices were insufficient to offset the impact of average costs, which increased 15.5%. This was largely due to the affect of increased grain prices on commodities exports, and reflected in narrower margins.

Perdigão reported the following performance in its leading overseas markets:

•      Europe – Export revenues increased 26.4% and volumes by 3.1%, although there has been some reduction in import business on the part of the principal industries in the region. This is principally due to increased local production of fresh products as well as the longer than normal European winter which has depressed business in the food-service segment;

•      Middle East – The growth in export revenue of 73.4% and 54.9% in volume during the quarter reflects demand for the Company’s products and the contribution of Eleva’s export volumes, particularly to Saudi Arabia;

•      Far East – Demand for Brazilian chicken remains strong in the Japanese market, particularly due to the reduction in imports from other countries such as China – a reflection of traces of contamination in imported goods representing a public health risk.  The devaluation of the US dollar against the Yen has also favored price rises. Export revenues and volume to the Far East market rose 31.2% and 21.4%, respectively;

•      Eurasia – Export revenue was 11.6% higher and volume 10% down due to reduced shipments of pork sides to the Ukraine, goods destined for this country being redirected to more profitable markets. The continuing trade ban on products from the states of Santa Catarina and Paraná (pork meats) has also restricted the Company’s trade volumes to Russia. In spite of this, Perdigão successfully increased average prices on exports during the period. In addition, the Company obtained approval for the Rio Verde plant (state of Goiás) for trade with Russia, thus holding out prospects of a recovery in volume and margins to this market;

•      Africa, the Americas and Other Countries – These markets reported an increase of 156.1% in volume and 201.7%, revenues, African countries and Venezuela reporting notably buoyant demand, including an improvement in average prices to these markets.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales – First quarter net sales were R$ 2.5 billion, a year-on-year increase of 61.6% due to a growth of 76.1% in sales recorded to the domestic market, representing 55.9% of total net sales. Exports accounted for the remaining 46.4%, corresponding to a participation of 44.1% in the net sales revenue.

The Company reported a change in the relative breakdown in net sales compared with the first quarter of 2007 due to the inclusion of the Eleva and Plusfood businesses: processed meat products recorded a decline from 31.5% to 23.5%, the result of a major increase in the overall sales mix of dairy product volumes, up 980 basis points, as well as increased sales of in-natura poultry.

Cost of Sales – Production costs rose 73.1%, totaling R$ 1.9 billion reflecting the pressure of price increases on raw materials, especially corn, soybean meal and milk, not to mention increases in other material.

The major raw material inputs – grains – continued to be impacted by the international scenario, with spiraling prices being registered on the Chicago Commodities Exchange. Milk collectionprices were also higher due to supply shortages and an acceleration in world demand for milk-based products. Increased costs of direct materials, packaging and CIF items also contributed to a squeeze on margins.

Gross Margin and Gross Profit – Despite a good sales performance, gross margins declined 520 basis points from 27% to 21.8% in the quarter. Gross profit at R$ 536.4 million, reported a growth of 30.5%. Part of the decline in gross margin was already built into forecasts a reflection of slimmer margins from the dairy products activity.

Operating Expenses – Operating expenses registered a lower increase than net sales for the quarter, thus partially offsetting the impact of higher costs on the business. With a growth of 40.8% in the quarter, operating expenses totaled R$ 445.5 million, representing 18.1% of net sales against 20.8% in the preceding year.

The contribution margin generated by the new businesses plus organic growth was instrumental in the reduction in selling expenses compared with net sales from 19.4% to 16.3%, a gain of 310 basis points.

However, administrative expenses rose from 1.4% to 1.8% of net sales, equivalent to R$ 44.3 million, an increase of 118.6% and reflecting the consolidation of the results of Eleva Alimentos, the latter with expenditures proportionally higher to those of Perdigão. The review and reduction in these expenses are part of the process proposed for capturing synergies and set to take place gradually through 2010.

Operating Income and Operating Margin – Operating income before financial expenses was R$ 91 million, corresponding to a 3.7% operating margin against 6.2% a year earlier. The decline of 3.9% in the quarter reflects the significant pressure on production costs as well as an increase in administrative expenses together with the affect of foreign exchange movement on exports revenues.

Financial Results – Net debt rose 189.6% compared to the first quarter 2007. The main factors influencing this item were the incorporation of Eleva’s debt and the payment of the cash portion for the acquisition of the latter company, the acquisition of Plusfood and investments made in the period, total disbursement for which amounted to R$ 897.4 million in the quarter.

As a result, financial overheads were up by R$ 20.9 million to R$ 34.5 million – 65.4% higher year-on-year, albeit remaining at 1.4% of net sales and similar to the first quarter in 2007.

Net Income and Net Margin – The Company reported net income at R$ 51 million, 18.7% lower than the same period in 2007 on a net margin of 2.1% against 4.1%, this good trading performance, however, proving insufficient to offset tighter margins arising from the increase in costs and expenses.

We sweep up goodwill from acquisitions concluded such as Batávia in Other Operating Results. Income Tax and Social Contribution factor in the foreign exchange translation impact on overseas subsidiaries.

EBITDA – Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 186.4 million, 10.7% up on the year, and reflected in an EBITDA margin of 7.6% against 11.1% for the same period in 2007. The new businesses made an important contribution to the absolute growth of R$ 18 million in cash generation, this in spite of the adverse circumstances impacting costs of key inputs.

SHAREHOLDERS’ EQUITY

Perdigão reported Shareholders’ Equity at R$ 4.2 billion against R$ 3.2 billion as at December 31 2007, 30.9% more than in the preceding year. This reflects the paying in of the capital increase following the partial exercising of the green shoe option and the incorporation of Eleva Alimentos S.A.’s shares. The annualized return on shareholders’ equity was 6.3%.

On January 14 2008, Credit Suisse (Brasil) S. A., partially exercised the primary offering’s green shoe option due to strong demand at the end of 2007, issuing a further 744,200 shares at the price of R$ 45,00 and corresponding to R$ 33.5 million. Consequently, Perdigão reached an amount of R$ 934 million from the primary offering with an issuance of 20.7 million shares. Respective funds were allocated first and foremost to the payment of the R$ 764.8 million cash consideration of the Eleva acquisition and representing 46% of the total amount of the operation.

On February 21 2008, the Board of Directors approved the incorporation of 54% of the shares, held by Eleva Alimentos’ shareholders, into Perdigão S.A. on the basis of an exchange ratio of 1.74308855 Eleva shares to each share of Perdigão. This amounted to the issuance of 20,256,751 million shares, the Company’s capital stock consequently amounting to R$ 3,445,042,795.00, represented by 206,958,103 common book entry shares.

On April 11 2008, a meeting of the Board of Directors approved, ad referendum of the O/EGM of April 30 2008, shareholders’ remuneration for a total amount of R$ 76.4 million, equivalent to R$0.37 per share. Pay-out is scheduled for August 29 2008 in the amount of R$ 0.25 per share and a further R$ 0.12 per on February 27 2009 as interest on shareholders’ equity, less withholding tax at source as per legislation in effect.

STOCK MARKET

Financial trading volume was 171% higher than the first quarter 2007 with an average of US$ 26.3 million/day negotiated on the Bovespa and the NYSE – New York Stock Exchange. This performance was achieved despite the turmoil in the international capital markets.

This scenario adversely impacted performance of our shares and ADRs, which reported a decline of 9.1% and 7.5%, respectively, for the shares - PRGA3 on the São Paulo Stock Exchange and for ADRs – PDA, traded on the New York Stock Exchange.  Trading volume in the Company’s shares was up year-on-year by 37.3% and ADRs, by 94.6%, Perdigão maintaining its lead with 40.5% of all sector transactions on the Bovespa and 40.4% for those conducted in ADRs on the NYSE, translatin into the best liquidity among Brazilian food companies in the capital markets.

SOCIAL BALANCE

We ended the quarter with a labor force of 55.8 thousand following the consolidation of recently acquired companies and an increase of 16.2 thousand.

	03.31.2007	03.31.2006	% Ch.
NUMBER OF EMPLOYEES	55,844	39,691	40.7
NET SALES PER EMPLOYEE/YEAR - R$ thousands	176	153	14.9
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.7	45.3	27.4

During the first quarter, Perdigão allocated R$41.2 million – 42.6% more than the first quarter of 2007 - in funds for nutrition, private pension plan, healthcare, education, skills upgrading and training, transportation and other fringe benefits which contribute to the well being, quality of life and the professional development of our employees. In addition, investments in the environment amounted to a further R$ 11.4 million, 101.2% more than in the same period last year.

As is traditionally the case at the beginning of the year, the Company executives’ convention was held for discussion of targets and strategies, this time including executives from the newly acquired Eleva and Plusfood.

CORPORATE GOVERNANCE

Highlights – Perdigão was rated among the best companies in Brazil in the Institutional Investor magazine rankings for the Best CEOs, Best CFOs and Most Shareholder-friendly Companies in the consumer goods companies’ category. Rankings were based on a survey conducted among 115 institutions by the magazine during the course of 2007.

In addition, the Company received two awards for the 2007 primary offering. Organized by InfoMoney, which administers one of the leading financial portals in the Brazilian Internet, the award is divided into three categories: public, brokers and InfoMoney ranking. In this ranking, Perdigão won the Silver award and in the Brokers category, the Bronze award.

Consultancy Fees – No disbursements of consultancy fees were made to the independent auditors during the quarter. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

OUTLOOK

With the merger of the wholly owned Eleva Alimentos subsidiary, in May we shall be recognizing in full goodwill of R$1.3 billion arising from the acquisition of the company. This will generate a tax break of R$ 457 million. The recognition of this item will produce a non-recurring result for fiscal year 2008, the corresponding tax benefit to be spread across a period of up to ten years. The operation will not imply any change in shareholder remuneration rights.

Perdigão will also gradually absorb the commercial, operational and financial synergies arising from the new businesses acquired in the dairy products, beef and margarine segments as well as those from Plusfood in Europe.

We are confident that the Company’s strategy will enable us to maximize the opportunities arising from world demand and will increase our competitive advantages, above all in a scenario of high production costs.

In our view, the potential envisaged for growth in the meats and dairy products segments set against a background of international demand for Brazilian produced proteins as well as our competitive advantages, are factors that underscore the Company’s growth assumptions already announced for 2008.

More than surpassing Brazil’s frontiers alone, the Company has strengthened its overseas presence, expanding its operations on a globalized basis. The advances and expansion of the businesses has provided the foundations for the effective creation of value for Perdigão’s investors.

São Paulo, April 2008

Nildemar Secches

Chairman of the Board of Directors and

Chief Executive Officer

PERDIGÃO S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET

	1Q08	1Q07
ASSETS	8,844.6	6,543.3
CURRENT ASSETS	3,999.2	3,768.2
NONCURRENT ASSETS	464.5	254.3
PERMANENT	4,381.0	2,520.8
Investments	1,495.5	134.8
Property, Plant and Equipment	2,627.2	2,136.9
Deferred Charges	258.3	249.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	8,844.6	6,543.3
CURRENT LIABILITIES	2,506.2	1,941.3
LONG TERM LIABILITIES	2,115.7	1,376.1
MINORITY INTEREST	0.7	—
SHAREHOLDERS’ EQUITY	4,222.0	3,226.0
Capital Stock Restated	3,445.0	2,500.0
Reserves	729.9	726.0
Lucros Acumulados	47.1	—

INCOME STATEMENT

	1Q08	1Q07	% CH
GROSS SALES	2,846.7	1,784.7	59.5%
Domestic Sales	1,742.7	1,032.3	68.8%
Exports	1,104.0	752.4	46.7%
Sales Deductions	(385.0)	(261.6)	47.2%
NET SALES	2,461.7	1,523.1	61.6%
Cost of Sales	(1,925.3)	(1,112.0)	73.1%
GROSS PROFIT	536.4	411.1	30.5%
Operating Expenses	(445.5)	(316.4)	40.8%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	91.0	94.7	(3.9)%
Financial Expenses, net	(34.5)	(20.9)	65.4%
Other Operating Results	(12.4)	2.4	(617.3)%
INCOME FROM OPERATIONS	44.1	76.2	(42.2)%
Nonoperating Income	(3.5)	(3.3)	4.7%
INCOME BEFORE TAXES	40.6	72.8	(44.3)%
Income Tax and Social Contribution	15.0	(4.4)	(440.1)%
Employees / Management Profit Sharing	(4.5)	(4.0)	11.5%
Minority Interest	(0.1)	(1.7)	(93.6)%
NET INCOME	51.0	62.7	(18.7)%
EBITDA	186.4	168.3	10.7%

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5-% CAPITAL	6-% INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	51.05
COMMERCIAL, INDUSTRIAL AND OTHERS			67,008,268		61,608,093

02	PERDIGÃO EXPORT LTD.	. . / -	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10,000		10,000

03	PDF PARTICIPAÇÕES LTDA.	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

04	PSA PARTICIPAÇÕES LTDA.	08.519.312/0001-18	Private Subsidiary	10.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

05	ELEVA ALIMENTOS S.A.	92.776.665/0001-00	Private Subsidiary	10.00	7.82
COMMERCIAL, INDUSTRIAL AND OTHERS			64,829,607		0

16.01 – OTHER RELEVANT INFORMATION

i) Shareholders’ composition of main shareholders, management and fiscal council on 03.31.08 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	79,352,377	38.34
Management:
Board of directors/executive officers	332,873	0.16
Fiscal Council	—	0.00
Treasury shares	430,485	0.21
Other shareholders	126,842,368	61.29
	206,958,103	100.00
Shares outstanding	126,842,368	61.29

(*) Shareholder’s are take part of Voting Agreement.

ii) Shareholders’ composition of main shareholders, management and fiscal council on 03.31.07 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	77,807,060	46.88
Management:
Board of directors	164,038	0.10
Executive officers	38,439	0.02
Fiscal Council	259	—
Treasury shares	430,485	0.26
Other shareholders	87,516,871	52.74
	165,957,152	100.00
Shares outstanding	87,516,871	52.74

(*) Shareholder’s are take part of Voting Agreement.

iii) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of March 31, 2008, is as follows:

Shareholders	Common shares	%
PREVI – Caixa Prev, Func, Bco Brasil (1)	29,203,261	14.11
PETROS – Fund, Petrobrás Seg, Soc, (1)	24,924,263	12.04
Fund, Telebrás Seg, Social – SISTEL (1)	15,463,648	7.47
WEG Participações e Serviços S,A, (2)	8,449,332	4.08
VALIA – Fund, Vale do Rio Doce (1)	7,695,352	3.72
REAL GRANDEZA Fundação de A,P,A,S (1)	5,026,762	2.43
FPRV1 Sabiá FI Multimercado Previd, (Ex, Fund,Inv,Tit,VM Librium) (3)	4,053,407	1.96
	94,816,025	45.81
Others	112,142,078	54.19
	206,958,103	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2) Weg Participações e Serviços S,A, is not party to the Voting Agreement.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

iv) Shareholders’ composition of main shareholders, management and fiscal council on 03.31.08 - UNAUDITED:

Shareholders	Common shares	%
a) Controlling shareholders	79,352,377	38.34
b) Executive officers and Fiscal Council	332,873	0.16

b.1)  Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors – Direct participation	332,282	0.16
Executive Officers (*)	38,762	0.02
Fiscal Council	—	—

* Two executive officers have 38,171 shares in Administrative Counsil

v) Free Float shares – UNAUDITED:

On 03.31.08 there were 126,842,368 common shares outstanding (free-floating), 61.29% of total issued.

vi) Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Jaime Hugo Patalano
Luís Carlos Fernandes Afonso
Manoel Cordeiro Silva Filho
Décio da Silva
Maurício Novis Botelho

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Vanderlei Martins
Board Members	Ivan Mendes do Carmo
Financial Expert	Attílio Guaspari

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
General Director of Perdigão Business	José Antonio do Prado Fay
General Director of Perdix Business	Antonio Augusto de Toni
General Director of Batavo Business	Wlademir Paravisi
Supply Chain Director	Nilvo Mittanck
Business Development Director	Nelson Vas Hacklauer
Technology Director	Luiz Adalberto Stábile Benicio
Human Resources Director	Gilberto Antônio Orsato
Institutional Relations Director	Ricardo Robert Athayde Menezes

Itacir Francisco Piccoli
Controller

Marcos Roberto Badollato
Accountant – CRC – 1SP219369/O-4

17.01 – INDEPENDENT AUDITOR’S REVIEW REPORT

Independent Accountants’ Special Review Report

(A translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM) prepared in accordance with accounting practices adopted in Brazil and rules of the CVM, specifically applicable to preparation of the Quarterly Financial Information).

To the Board of Directors and Shareholders of

Perdigão S.A

São Paulo

1.               We have reviewed the Quarterly Financial Information of Perdigão S.A (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, comprising the balance sheet, the statements of income, of cash flows and of added value and the management report, which are the responsibility of its management.

2.               Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.               Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including the its communication to the financial markets on January 14, 2008.

4.               As mentioned in note 3y, on December 28, 2007 Law N° 11,638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law N° 6,404/76) and will result in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, in its communication to the financial markets on January 14, 2008, the Brazilian Securities Commission (CVM), allowed the non-application of the rules of Law N° 11,638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate the changes to the accounting practices introduced by Law N° 11,638/07.

5.               The Quarterly Financial information (ITR) of Perdigão S.A and the consolidated Quarterly Financial Information of this Company and its subsidiaries for the quarter ended March 31, 2007, presented for comparison purpose, were reviewed by other independent auditors, who issued an unqualified review report dated May 04, 2007 (except for notes 5, 6, 13, 14, 15, 16, 17 and 19, which were dated December 1st, 2007).

April 24, 2008

KPMG Auditores Independentes

CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho	Charles Krieck
Accountant CRC 1SP141128/O-2	Accountant CRC 1SP212272/O-2